CONSENT OF AUTHOR

Re:

Technical Report entitled Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico (the “Report”) dated as of November 22, 2013, prepared for Fortuna Silver Mines Inc. (the “Company”)

I am a co-author of the Report and, pursuant to National Instrument 43-101:

1.

I consent to the public filing of the Report by the Company and to the inclusion of extracts from, or a summary of the Report, in the news releases issued by the Company on October 17, 2013; and

2.

I confirm that I have read the said news releases and that they fairly and accurately represent the information in the Report.

Dated the 29th day of November, 2013.

“Eric N. Chapman”

Eric N. Chapman, P.Geo., C. Geol. (FGS)